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                          February 23, 2023

       Michael A. Carr
       President and Chief Executive Officer
       Calyxt, Inc.
       2800 Mount Ridge Road
       Roseville, MN 55113

                                                        Re: Calyxt, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed February 14,
2023
                                                            File No. 333-269764

       Dear Michael A. Carr:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              John H. Butler, Esq.